Exhibit 99.3

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more Toll Free – 1-866 964-0492

www.computershare.com/ noticeandaccess

Notice of Availability of Proxy Materials for the

Canada Goose Holdings Inc. Annual General Meeting of Shareholders

Meeting Date and Location: When: August 10, 2018 10:00 am (Eastern Time)	Where: Virtual meeting via live webcast https://web.lumiagm.com/224647657	------ Fold

You are receiving this notice to advise that the proxy materials for the above noted securityholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the management information circular and other proxy materials before voting.

The management information circular and other relevant materials are available at:

http://www.envisionreports.com/ZZGQ2018

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

------

Fold

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than July 31, 2018. If you do request the current materials, please note that another Voting Instruction Form or Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:	For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.	Request materials by calling Toll Free, within North America - 1-877-907-7643 or direct, from Outside of North America - 905-507-5450 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-416-780-9850.	To obtain paper copies of the materials after the meeting date, please contact 1-877-907-7643.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the Sections within the management information circular where disclosure regarding the matter can be found.

1.	Election of Directors - Section “Business of the Meeting - Election of Directors” of the management information circular of the company dated June 29, 2018.

2.	Appointment of Auditor - Section “Business of the Meeting - Appointment of Auditor” of the management information circular of the company dated June 29, 2018.

Voting

------

Fold

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote using the methods reflected on your enclosed Voting Instruction Form or Proxy as further described in the section “General Information - Voting Information” of the management information circular of the company dated June 29, 2018.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

This year, the company is holding its annual general meeting of shareholders as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the meeting in person. Only registered shareholders and duly appointed proxyholders will be entitled to attend and participate at the meeting. Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to attend or participate at the meeting. Shareholders who wish to appoint a third party proxyholder to represent them at the Meeting (including non-registered shareholders who wish to appoint themselves as proxyholder to attend and participate at the Meeting) MUST submit their duly completed proxy or voting instruction form AND register their proxyholder by no later than 10:00 a.m. (Eastern time) on August 8, 2018.

For more information on how to attend and participate at the meeting, how to deposit a proxy, how to appoint and register a proxyholder and how to vote, please refer to the subsection “General Information – Voting Information” of the management information circular of the company dated June 29, 2018.

------

Fold

Annual financial statements delivery

•	Only registered and beneficial holders who opted to receive one.